

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Horacio E. Gutierrez, Esq.
Senior Vice President, General Counsel and Secretary
Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **Re: Walt Disney Co**
> **PREC14A filed January 17, 2023**
> **DEFA14A filed January 17, 2023**
> **SEC File No. 1-38842**

Dear Horacio E. Gutierrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the proxy statement listed above.

DEFA14A filed January 17, 2023

Chart, page 6

1. Specify the timeframes for the TSR calculations for the comparison companies listed here. To the extent the timeframes for the TSR calculations do not match the timeframe for Disney's TSR calculation, this should be prominently disclosed, along with the reason for the different timeframes utilized. In addition, we note that you have not included in the TSR comparison all of the companies comprising Disney's "media industry peers" as identified in its proxy statement. Explain why certain of such peer companies, such as Netflix Inc., are omitted.

Value-Enhancing M&A Deals, page 7

2. For all figures and assertions of value in this and any future soliciting materials, ensure that you provide specific cites supporting such disclosure. See the footnote cite to

"Company Data" and "FactSet" below this chart and in other footnotes in the presentation as an example where more specific supporting data must be provided to allow shareholders to identify supporting source materials.

PREC14A filed January 17, 2023

Background to the Solicitation, page 8

3. Revise to describe the events and contacts that led up to the July 11, 2022 lunch between Nelson Peltz and Bob Chapek.

4. Refer to page 9 of the proxy statement. As you are aware, Trian's proxy statement indicates that Mr. Peltz and Trian do not seek to replace Bob Iger. Therefore, identify the specific news sources referenced here which you assert reported that Mr. Peltz did not support a return by Mr. Iger as Disney CEO.

Election of Directors, page 79

5. Disclose how you will treat proxy authority granted to vote "FOR" Nelson Peltz if he and Trian abandon the solicitation or fail to comply with the requirements of Rule 14a-19. See Item 21(c) of Schedule 14A.

6. We note the disclosure on page 80 regarding the treatment of signed but unmarked voting instruction forms versus signed but unmarked proxy cards. According to your disclosure, the former will be voted "WITHHOLD" whereas the latter will be voted "FOR" the Company's eleven nominees. Please explain in your response letter the reason for the different treatment. Our understanding is that the voting instruction form mirrors the proxy card.

Annex A - Reconciliation of Non-GAAP Measures, page A-1

7. We note your adjustment for "content license early termination" that resulted in an increase to total segment operating income of $12,121. Please address the following:

   • Provide an analysis of the paragraphs of ASC 606 that resulted in the accounting for the content license early termination as contra-revenue.
   • "Total segment operating income," a non-GAAP measure, is calculated as the sum of your two reportable segment measures of profitability, and excludes the effect of the $1,023 million reduction in revenue for the amount due to a customer to early terminate license agreements delivered in previous years. Therefore, since "total segment operating income" reflects underlying revenue for the licensing of intellectual property that was ultimately never realized, it appears that the non-GAAP adjustment has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP, which may cause the non-GAAP presentation to be misleading. Please tell us how you considered the guidance in Question 100.04 of the non-GAAP Compliance & Disclosure Interpretations.

Horacio E. Gutierrez, Esq.
Walt Disney Company
January 26, 2023
Page 3

General

8. For each proposal listed, disclose the effect of an "ABSTAIN" vote. See Item 21(b) of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions